Form 40-F
period 2017-12-31
Osisko Gold Royalties LTD
filed 2018-03-29
CIK 1627272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: [•] Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes [X]                No [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) may be deemed “forward-looking statements” within the meaning of applicable securities laws. All statements in this Form 40-F, other than statements of historical fact, that address future events, developments or performance that the Registrant expects to occur including management’s expectations regarding the Registrant’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of the Registrant, and the growth of and the benefits deriving from its portfolio of investments. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams or other interests held by the Registrant; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” status (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which the Registrant holds a royalty, stream or other interest; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Registrant holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Registrant holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which the Registrant holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to applicable Canadian auditing and auditor independence standards and auditing and auditor independence in accordance with the rules and regulations of the SEC and Public Company Accounting Oversight Board.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Company’s consolidated financial statements and auditor’s reports thereon are filed as Exhibit 99.2 to this Form 40-F.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required report is included under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Internal Control over Financial Reporting” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein, and under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s consolidated financial statements and auditor’s report thereon, which are filed as Exhibit 99.2 hereto and incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required report is included under the heading “Report of Independent Registered Public Accounting Firm” in the Company’s consolidated financial statements and auditor’s report thereon, which are filed as Exhibit 99.2 hereto and incorporated by reference herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2017.

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

The Registrant’s audit committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2017.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2017, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations					More
(in thousands of		Less than 1	1 to 3	3 to 5	than 5
Canadian dollars)	Total	Year	Years	Years	Years
Long Term Debt Obligations	$498,031	$-	$-	$498,031	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,322	1,154	1,168	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	7,668	5,632	2,036	-	-
Total	$508,021	$6,786	$3,204	$498,031	$-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit Committee—Audit Committee Members” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the Registrant complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Registrant. As a foreign private issuer, the Company is permitted, by the NYSE, not to comply with certain of the NYSE’s corporate governance rules. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Registrant’s website at http://www.osiskogr.com. Information contained in or otherwise accessible through the Registrant’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

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

OSISKO GOLD ROYALTIES LTD

/s/ André Le Bel
Name: André Le Bel
Title: Vice President, Legal Affairs and
Corporate Secretary

Date: March 29, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Consolidated Financial Statements for the years ended December 31, 2017 and 2016 and auditor’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2017

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document