Form 40-F
period 2018-12-31
Osisko Gold Royalties LTD
filed 2019-03-29
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-37814

OSISKO GOLD ROYALTIES LTD

(Exact name of registrant as specified in its charter)

Quebec, Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 avenue des Canadiens-de-Montréal

Suite 300, Montreal, Québec

H3B 2S2

(Address and telephone number of registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005
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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 155,443,351

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes            [   ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X]  Yes            [   ]  No

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

[   ]

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F") may be deemed "forward-looking statements" within the meaning of applicable securities laws. All statements in this Form 40-F, other than statements of historical fact, that address future events, developments or performance that the Registrant expects to occur including management's expectations regarding the Registrant's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of the Registrant, and the growth of and the benefits deriving from its portfolio of investments. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams or other interests held by the Registrant; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; regulations and political or economic developments in any of the countries where properties in which the Registrant holds royalties, streams or other interests are located or through which they are held; risks related to the operators of the properties in which the Registrant holds royalties, streams or other interests; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds royalties, streams or other interests; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds royalties, streams or other interests; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Registrant holds royalties, streams or other interests; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Registrant holds royalties, streams or other interests, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which the Registrant holds royalties, streams or other interests by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Registrant holds royalties, streams or other interests; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

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

Certain of the forward-looking statements and other information contained herein concerning the mining industry and the Registrant's general expectations concerning the mining industry are based on estimates prepared by the Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on forward-looking statements. The Registrant undertakes no obligation to update any of the forward-looking statements in this Form 40-F, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to auditing and independence standards in accordance with the rules and regulations of the SEC and Public Accounting Oversight Board.

The Registrant is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral resources and the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the Commission's Industry Guide 7 ("Guide 7"). This Form 40-F includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. The Registrant also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under standards of Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the Commission. As such, certain information contained in this Form 40-F concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and independent registered public accounting firm's reports thereon are filed as Exhibit 99.2 to this Form 40-F.

Management's Discussion and Analysis

The Registrant's management's discussion and analysis ("MD&A") is filed as Exhibit 99.3 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Registrant are responsible for establishing and maintaining the Registrant's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Registrant. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Registrant so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Registrant maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Registrant's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Registrant conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Registrant's DCP as of December 31, 2018. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2018, the design and operation of the Registrant's DCP provide reasonable assurance that they are effective.

In designing and evaluating DCP, the Registrant recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required report is included under the heading "Disclosure Controls and Procedures and Internal Control Over Financial Reporting-Internal Control over Financial Reporting" in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein, and under the heading "Management's Report on Internal Control over Financial Reporting" in the Registrant's consolidated financial statements and independent registered public accounting firm's report thereon, which are filed as Exhibit 99.2 hereto and incorporated by reference herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required report is included under the heading "Report of Independent Registered Public Accounting Firm" in the Registrant's consolidated financial statements and independent registered public accounting firm's report thereon, which are filed as Exhibit 99.2 hereto and incorporated by reference herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included under the heading "Disclosure Controls and Procedures and Internal Control Over Financial Reporting" in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2018.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit Committee-Audit Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a written Code of Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant.

All amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board of Directors in respect of senior officers, will be disclosed as required. The Registrant's Code is located on its website at http://osiskogr.com/en/governance-2/policies/. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading "Audit Committee-External Auditor Service Fees" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's audit committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2018.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2018, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations					More
(in thousands of		Less than	1 to 3	3 to 5	than 5
Canadian dollars)	Total	1 Year	Years	Years	Years
Long Term Debt Obligations	$380,000	$-	$50,000	$330,000	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	13,049	1,542	2,387	2,244	6,876
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	3,494	3,494	-	-	-
Total	$396,543	$5,036	$52,387	$332,244	$6,876

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings "Audit Committee-Audit Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and the Registrant complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Registrant. As a foreign private issuer, the Registrant is permitted, by the NYSE, not to comply with certain of the NYSE's corporate governance rules. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Registrant's website at http://www.osiskogr.com. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD

/s/ André Le Bel
Name:	André Le Bel
Title:	Vice President, Legal Affairs and Corporate Secretary

Date:  March 29, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2018

99.2	Consolidated Financial Statements for the years ended December 31, 2018 and 2017 and independent registered public accounting firm’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

101	Interactive Data File

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document