Form 40-F
period 2019-12-31
Osisko Gold Royalties LTD
filed 2020-03-27
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	OR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 157,469,361

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes            [  ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

[  ]

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F") may be deemed "forward-looking statements" within the meaning of applicable securities laws. All statements in this Form 40-F, other than statements of historical fact, that address future events, developments or performance that the Registrant expects to occur including management's expectations regarding the Registrant's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of the Registrant, the realization of the anticipated benefits deriving from the Registrant's investments and transactions, the actual results of exploration and development activities and the Registrant's ability to seize future opportunities. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams or other interests held by the Registrant; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not the Registrant is determined to have "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; regulations and political or economic developments in any of the countries where properties in which the Registrant holds royalties, streams or other interests are located or through which they are held; risks related to the operators of the properties in which the Registrant holds royalties, streams or other interests; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Registrant; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Registrant holds royalties, streams or other interests; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Registrant holds royalties, streams or other interests; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Registrant holds royalties, streams or other interests; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Registrant holds royalties, streams or other interests, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the potential impact of COVID-19 on the Registrant's business, operations and financial condition and the integration of acquired assets. The forward looking statements contained in this Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which the Registrant holds royalties, streams or other interests by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; the Registrant's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which the Registrant holds royalties, streams or other interests; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

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

Disclosure regarding the mineral properties of the projects the Registrant has an interest in, including with respect to mineral reserve and mineral resource estimates included or incorporated in this Form 40-F, was prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information included or incorporated in this Form 40-F is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and independent registered public accounting firm's report thereon are filed as Exhibit 99.2 to this Form 40-F.

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

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Registrant conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Registrant's DCP as of December 31, 2019. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2019, the design and operation of the Registrant's DCP provide reasonable assurance that they are effective.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2019.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit and Risk Committee- Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading "Audit and Risk Committee-External Auditor Service Fees" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's audit committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2019.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2019, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations (in thousands of Canadian dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long Term Debt Obligations	$417,904	$16,635	$379,496	$21,773	$-
Lease Liabilities	12,735	1,256	2,512	2,545	6,422
Other Long-Term Liabilities	22,069	500	6,827	14,742	-
Total	$452,708	$18,391	$388,835	$39,060	$6,422

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings "Audit and Risk Committee-Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

OSISKO GOLD ROYALTIES LTD

/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance

Date: March 27, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents
99.1	Annual Information Form for the fiscal year ended December 31, 2019
99.2	Consolidated Financial Statements for the years ended December 31, 2019 and 2018 and independent registered public accounting firm's report thereon
99.3	Management's Discussion and Analysis for the year ended December 31, 2019
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Guy Desharnais, Ph.D., P.Geo
101	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document