Form 40-F
period 2021-12-31
Osisko Gold Royalties LTD
filed 2022-03-18
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 166,493,597

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☒

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates (including increase of production) of Registrant’s assets (including any estimate of gold equivalent ounces to be received for any future period), timely developments of mining properties over which Registrant has royalties, streams, offtakes and investments, management’s expectations regarding Registrant’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities), currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Registrant, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Registrant; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Registrant holds a royalty, stream or other interest are located or through which they are held; whether or not the Registrant is determined to have "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, risks related to the operators of the properties in which Registrant holds a royalty, stream or other interest; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Registrant holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Registrant holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Registrant holds a royalty, stream or other interest or to Registrant’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Registrant holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Registrant; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Registrant holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Registrant’s business, operations and financial condition. The forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Registrant holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Registrant holds a royalty, stream or other interest are accurate; the Registrant’s ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and independent registered public accounting firm's report (PCAOB ID No. 271) thereon are filed as Exhibit 99.2 to this Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit and Risk Committee-Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

The Registrant's audit and risk committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit and risk committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2021.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2021, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	$	$	$	$	$
Long Term Debt Obligations	444,757	317,881	10,651	116,225	—
Lease Liabilities	20,213	9,388	4,397	2,575	3,853
Purchase Obligations	40,884	33,335	7,549	—	—
Other Long-Term Liabilities	60,533	2,354	12,760	33,849	11,570
Total	566,387	362,958	35,357	152,649	15,423

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

OSISKO GOLD ROYALTIES LTD

/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance

Date: March 18, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Consolidated Financial Statements for the years ended December 31, 2021 and 2020 and independent registered public accounting firm's report thereon

99.3	Management's Discussion and Analysis for the year ended December 31, 2021

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

99.10	Consent of Leonardo de Souza, MAusIMM (CP)

101	Interactive Data File

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).