Form 40-F
period 2022-12-31
Osisko Gold Royalties LTD
filed 2023-03-30
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 184,013,474

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☒

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, the "forward-looking statements"). Any statement that involves, without limitation, predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events, production estimates (including increase of production) of the Registrant’s assets (including any estimate of gold equivalent ounces to be received for any future period), timely developments of mining properties over which the Registrant has royalties, streams, offtakes and investments, management’s expectations regarding the Registrant growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities), currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Statements that are not historical facts and which are generally, but not always, identified by words such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "potential", "feasibility", "believes" or "intends" "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking information. This Annual Report on Form 40-F contains the forward-looking information pertaining to, among other things: the performance of the assets of the Registrant, any estimate of gold equivalent ounces to be received, the realization of the anticipated benefits deriving from the Registrant's investments and transactions, the actual results of exploration and development activities and the Registrant's ability to seize future opportunities. Although the Registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: (i) with respect to properties in which the Registrant holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by the Registrant, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to any health epidemic, pandemic and other outbreak of infectious disease and the effectiveness of such response and the potential impact of any health epidemic, pandemic and other outbreak of infectious disease on the Registrant's business, operations and financial condition; and (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by the Registrant or (b) the integration of acquired assets. The forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: (I) the absence of significant change in the Corporation's ongoing income and assets relating to determination of its "passive foreign investment company" status ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, (II) the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which the Registrant holds a royalty, stream or other interest, (III) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (IV) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (V) no adverse development in respect of any significant property, (VI) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (VII) the implementation of an adequate plan for integration of acquired assets.

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

Although the Registrant has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. the Registrant undertakes no obligation to update any of the forward-looking statements in this Annual Report on Form 40-F, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit and Risk Committee - Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading "Audit and Risk Committee - External Auditor Service Fees" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's audit and risk committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit and risk committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2022.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2022, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period
Contractual Obligations (in thousands of Canadian dollars)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	$	$	$	$	$
Long Term Debt Obligations	191,059	10,949	21,898	158,212	—
Lease Liabilities	9,999	1,408	2,864	2,864	2,863
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	201,058	362,958	24,762	161,076	2,863

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings "Audit and Risk Committee - Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

OSISKO GOLD ROYALTIES LTD

/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance

Date: March 30, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2022

99.2	Consolidated Financial Statements for the years ended December 31, 2022 and 2021 and independent registered public accounting firm's report thereon

99.3	Management's Discussion and Analysis for the year ended December 31, 2022

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

101	Interactive Data File

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).