Form 40-F
period 2024-12-31
Osisko Gold Royalties LTD
filed 2025-03-28
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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
(212) 894-8940

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 186,679,202

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F may be deemed forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, the "forward-looking statements"). Any statement that involves, without limitation, predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events, production estimates (including increase of production) of the Registrant's assets (including any estimate of gold equivalent ounces to be received for any future period), timely developments of mining properties over which the Registrant has royalties, streams, offtakes and investments, management's expectations regarding the Registrant growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities), currency markets and general market conditions.  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of the Registrant, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which the Registrant holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by the Registrant, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on the Registrant's business, operations and financial condition; and (iii) with respect to internal factors: (a) business opportunities that may or may not become available to, or are pursued by the Registrant or (b) the integration of acquired assets.  The forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: (I) the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, (II) the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which the Registrant holds a royalty, stream or other interest, (III) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (IV) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (V) no adverse development in respect of any significant property, (VI) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (VII) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of the Registrant filed on SEDAR+ at www.sedarplus.ca  and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. The Registrant cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Registrant believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated by such forward-looking statements.  The forward-looking statements included in this Annual Report on Form 40-F are no guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this Annual Report on Form 40-F. The Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

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

All amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board of Directors in respect of senior officers, will be disclosed as required. The Registrant's Code is located on its website at http://osiskogr.com/en/governance-2/policies. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading "Audit and Risk Committee - External Auditor Service Fees" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's Audit and Risk Committee has adopted a pre-approval policy.  The information relating to the Audit and Risk Committee's pre-approval policies and procedures is included under the heading "Audit and Risk Committee - Pre-Approval Policies and Procedures" in the AIF, which is filed as Exhibit 99.1 and is hereby incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The required disclosure is included under the headings "Audit and Risk Committee - Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

UNDERTAKING

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

OSISKO GOLD ROYALTIES LTD

/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance

Date: March 28, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

97	Osisko Gold Royalties Ltd Policy on Recovery of Incentive Compensation

99.1	Annual Information Form for the fiscal year ended December 31, 2024

99.2	Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and independent registered public accounting firm's report thereon

99.3	Management's Discussion and Analysis for the year ended December 31, 2024

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

101	Interactive Data File

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)