Form 40-F
period 2025-12-31
OR Royalties Inc.
filed 2026-03-30
CIK 1627272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-37814

OR ROYALTIES INC.

(Exact name of registrant as specified in its charter)

Quebec, Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 avenue des Canadiens-de-Montréal

Suite 300, Montreal, Québec

H3B 2S2

Tel: (514) 940-0670
(Address and telephone number of registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005
Tel: (212) 894-8940

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 187,152,235

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☐

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 40-F of OR Royalties Inc. (the "Registrant") may be deemed to be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. All statements in this Annual Report on Form 40-F, other than statements of historical fact, are forward-looking statements, including statements that address, without limitation:

  future events;
  production estimates of the Registrant's assets (including increase of production) of the Registrant's assets (including any estimate of gold equivalent ounces to be received for any future period);
  the 2026 guidance (and cash margin) and the 5-year outlook and and other guidance based on disclosure from operators;
  timely developments of mining properties over which the Registrant has royalties, streams, offtakes and investments;
  management's expectations regarding the Registrant's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay a dividend, requirements for additional capital, business prospects and opportunities;
  future demand for and fluctuation of prices of commodities (including outlook on gold, silver, copper and other commodities), currency markets and general market conditions.

In addition, statements and estimates (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "2026 Guidance and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized.  Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of the Registrant, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation:

  with respect to properties in which the Registrant holds a royalty, stream or other interest, risks related to:
  the operators of the properties,
  timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), differences in rate and timing of production from resource estimates or production forecasts by operators, differences in conversion rate from mineral resources to mineral reserves and ability to replace resources, the unfavorable outcome of any challenges or litigation relating title, permit or license, and hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; and

  with respect to external factors, risks related to:
    fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by the Registrant, a trade war or new tariff barriers,
    fluctuations in the value of the Canadian dollar relative to the U.S. dollar, regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Registrant holds a royalty, stream or other interest are located or through which they are held, continued availability of capital and financing and general economic, market or business conditions, responses of relevant governments to the infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on the Registrant's business, operations and financial condition;
    impact related to climate changes or technologies which may affect the implementation of the Registrant's climate strategy and achievement of carbon neutrality, and that actual facts may significantly differ from hypothesis used in any assessment scenario analysis; and
    that criteria will continue to be met to achieve improved ESG ratings;
  with respect to internal factors:
    that business opportunities that may or may not become available to, or be pursued by the Registrant;
    the successful integration of acquired assets;
    the determination of the Registrant's Passive Foreign Investment Company ("PFIC") status;
    the Registrant's ability to deliver on its climate strategy, that the Registrant's efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing the Registrant's carbon emission or to support decarbonization efforts of the Registrant's partners will be successful, and the availability of funds to finance community investments.

The forward-looking statements contained in this Annual Report on Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Registrant's ongoing income and assets relating to determination of its PFIC status; the Registrant's continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments , and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended including, with respect to properties in which the Registrant holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and mineral resources by owners and operators being accurate and (v) the implementation of an adequate plan for integration of acquired assets.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and the Registrants' general expectations concerning the mining industry are based on estimates prepared by The Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Annual Report on Form 40-F which also provides additional general assumptions in connection with these forward-looking statements. The Registrant cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Registrant believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate, as actual results and prospective events could materially differ from those anticipated by such forward-looking statements and such forward-looking statements included in this Annual Report on Form 40-F are not a guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this Annual Report on Form 40-F. The Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, which are materially different from financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles. The audit is subject to auditing and independence standards of the U.S. Securities and Exchange Commission (the "Commission") and the Public Company Accounting Oversight Board.

Under the MJDS, information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources is permitted to be, and has been, prepared in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the Commission under subpart 1300 of Regulation S-K (the "SEC Mineralization Rules"). Under the MJDS, the Registrant is not required to provide disclosure on its mineral properties under the SEC Mineralization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this Annual Report on Form 40-F, including the Exhibits hereto, may differ significantly from the information that would be disclosed had the Registrant prepared the mineral resource and reserve estimates under the standards adopted under the SEC Mineralization Rules.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and independent registered public accounting firm's report (PCAOB ID No. 271) thereon are filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Management's Discussion and Analysis

The Registrant's management's discussion and analysis ("MD&A") is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Registrant conducted an evaluation, under the supervision and with the participation of the management, including the President and Chief Executive Officer ("CEO") and the Vice President, Finance and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's Disclosure Controls and Procedures ("DCP") as of December 31, 2025. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2025.

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

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The required report is included under the heading "Report of Independent Registered Public Accounting Firm" in the Registrant's consolidated financial statements and independent registered public accounting firm's report thereon, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included under the heading "Disclosure Controls and Procedures and Internal Control Over Financial Reporting - Internal Control over Financial Reporting" in the MD&A, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The required disclosure is included under the heading "Audit and Risk Committee - Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a written Code of Ethics (the "Code") that is applicable to all employees, contractors, consultants, officers and directors of the Registrant.

All amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waivers may be made only by the Board of Directors in respect of senior officers, will be disclosed as required. The Registrant's Code is located on its website at https://orroyalties.com/governance-2/policies/. Information contained in or otherwise accessible through the Registrant's website does not form part of this Annual Report on Form 40-F, and is not incorporated into this Annual Report on Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading "Audit and Risk Committee - External Auditor Service Fees" in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

The Registrant's Audit and Risk Committee has adopted a pre-approval policy.  The information relating to the Audit and Risk Committee's pre-approval policies and procedures is included under the heading "Audit and Risk Committee - Pre-Approval Policies and Procedures" in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is hereby incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The required disclosure is included under the headings "Audit and Risk Committee - Audit and Risk Committee Members" in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

The Registrant's Policy on Recovery of Incentive Compensation is filed as Exhibit 97 to this Annual Report on Form 40-F.

CORPORATE GOVERNANCE

The Registrant's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and the Registrant complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Registrant. As a foreign private issuer, the Registrant is permitted, by the NYSE, not to comply with certain of the NYSE's corporate governance rules and to follow home country rules instead. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies subject to NYSE standards can be found on the Registrant's website at https://orroyalties.com/governance-2/or-practices-and-nyse-rules/. Information contained in or otherwise accessible through the Registrant's website does not form part of this Annual Report on Form 40-F, and is not incorporated into this Annual Report on Form 40-F by reference.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Annual Report on Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

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

OR ROYALTIES INC.

/s/ Frédéric Ruel
Name:	Frédéric Ruel
Title:	Chief Financial Officer and Vice President, Finance

Date: March 30, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

97	Policy on Recovery of Incentive Compensation (incorporated by reference to the Registrant Form 40-F, filed with the Commission on March 28, 2025)

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2	Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and independent registered public accounting firm’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2025

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Guy Desharnais, Ph.D., P.Geo

101	Interactive Data File

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRLdocument

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)